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                              EXHIBIT 1 TO FORM CB

9 July 2004

               REVISED OFFER BY ESCALON MEDICAL CORP. ("ESCALON")
                    FOR ALL THE OUTSTANDING SHARE CAPITAL OF
                       DREW SCIENTIFIC GROUP PLC ("DREW")

                              REVISED OFFER UPDATE

On 29 June 2004 Atlantic Law, on behalf of Escalon, announced that Escalon was revising its offer to 900,000 New Escalon Shares for all of the issued Drew Shares. The revised Offer Document was posted to Drew shareholders on Friday 2 July 2004.

Recommendation of Revised Offer, Waiver of Acceptance Condition and Proposed Dealing Facility Atlantic Law, on behalf of Escalon, announces that it has reached agreement with the Drew Board in the following terms:

In exchange for Drew's recommendation of Escalon's revised Offer, to be confirmed by separate announcement of Drew, Escalon agrees that its revised Offer will become unconditional in all respects upon the receipt of valid acceptances in regard of more than 50% of the Drew Shares. Appendix 1 of the revised Offer Document is hereby modified accordingly. If declared unconditional the revised Offer will be kept open for at least 21 days to allow holders of Drew Options to exercise their rights and accept the revised Offer.

In addition, and in exchange for such recommendation, Escalon agrees to use best reasonable endeavours to establish a dealing facility through Brewin Dolphin, Drew's UK brokers, to allow for the trading of New Escalon Shares at no greater dealing charges than would normally be incurred for the trading of Drew Shares. Any established dealing facility will be kept open for at least 14 days from receipt by the Drew shareholder(s) of the Escalon consideration shares. Full details of any established dealing facility will be posted to Drew shareholders as soon as possible.

Extension of Revised Offer

Atlantic Law hereby announces that, as at 3.00 p.m. on 9 July 2004, acceptances of the revised Offer valid in all respects have been received in respect of 1,139,571 Drew Shares, representing approximately 1.28 per cent. of the existingissued ordinary share capital of Drew.

Atlantic Law, on behalf of Escalon, further announces that the revised Offer is hereby extended by 7 days, with the consent of Drew and the Panel. The next closing date will be 1.00pm (London time) on Friday 23 July 2004.

Shareholders of Drew who wish to accept the revised Offer, and who have not done so, should complete their Form(s) of Acceptance, in accordance with the instructions printed thereon, whether or not their Drew Shares are in CREST, and return them, as soon as possible, and in any event so as to be received by post or during normal business hours by hand to Capita IRG Plc at


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Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent
BR3 4TH no later than 1.00pm (London time) on Friday 23 July 2004. Additional Forms of Acceptance are available from Capita IRG Plc, by telephoning 0870 162 3100 (if calling from within the UK) or +44 208 639 2157 (if calling from overseas).

Neither Escalon nor any person acting, or deemed to be acting, in concert with Escalon, held any ordinary shares of Drew before the Offer Period or has acquired or agreed to acquire any such shares during the course of the Offer Period, other than through the acceptance of the Original Offer and the revised Offer as described above. None of the acceptances relate to persons acting in concert with Escalon.

The Escalon Directors accept responsibility for the information contained in this announcement, which is in accordance with the facts and does not omit anything likely to affect the import of such information.

Definitions used in the revised Offer Document dated 1 July 2004 apply to this announcement unless the context otherwise requires.

Enquiries: Atlantic Law
Telephone: 0207 616 2888



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